Exhibit 99.1

On June 17, 2026, the Company completed the disposal of all issued and outstanding shares of Ohmyhome (BVI) Limited, its wholly-owned subsidiary comprising the former property-related business (the “Disposed Business”), for total cash consideration of $1. The Disposition represents a strategic shift in the Company’s business focus to digital marketing services and qualifies for reporting as discontinued operations.

The following unaudited condensed pro forma consolidated balance sheet and unaudited condensed pro forma consolidated statements of operations and comprehensive income (loss) are derived from the historical financial statements of the Company and give effect to the Disposition. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical consolidated financial statements of the Company included in prior filings with the Securities and Exchange Commission.

The unaudited condensed pro forma consolidated balance sheet as of December 31, 2025 gives effect to the Disposition as if it had occurred on January 1, 2025. The unaudited condensed pro forma consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 give effect to the Disposition as if it had occurred on January 1, 2023, the beginning of the earliest period presented. The pro forma adjustments, as described in the accompanying notes, are based on management’s best available information and reasonable assumptions.

The pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been achieved had the Disposition occurred on the dates assumed for presentation, nor are they indicative of the future financial position or results of operations of the Company following the Disposition. They do not reflect any potential income adjustments, cost savings, or other anticipated benefits that may result from the Disposition. Readers are cautioned not to place undue reliance on these pro forma financial statements.

OHMYHOME LIMITED

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

	As of 2025/12/31
	Historical	Pro Forma Adjustment(a)	Pro-Forma
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	3,566,755	(341,603)	3,225,152
Accounts receivable, net	574,243	(483,669)	90,574
Prepayments	557,465	(301,755)	255,710
Other current assets, net	39,453	(39,453)	-
Current assets of discontinued operations		1,166,480	1,166,480
Total current assets	4,737,916	-	4,737,916

Non-current assets
Deposits	82,780	(82,780)	-
Property and equipment, net	50,477	(50,477)	-
Deferred tax	-	-	-
Operating lease right-of-use assets	-	-	-
Other Receivable	101,374	(101,374)	-
Intangible Asset	1,428,844	(1,428,844)	-
Goodwill	712,708	(712,708)	-
Non-current assets of discontinued operations		2,376,183	2,376,183
Total non-current assets	2,376,183	-	2,376,183

Total assets	7,114,099		7,114,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	899,092	(677,689)	221,403
Contract liabilities	18,964	(18,964)	-
Accrued liabilities and other payables	2,732,029	(2,575,137)	156,892
Bank loans, current portion	3,008	(3,008)	-
Operating lease obligation	8,107	(8,107)	-
Taxes payable	115,816	(115,816)	-
Current liabilities of discontinued operations		3,398,721	3,398,721
Total current liabilities	3,777,016	-	3,777,016

Non-current liabilities:
Bank loans, non-current portion	-	-	-
Consideration payables	-	-	-
Non-current liabilities of discontinued operations
Total non-current liabilities	-

Total liabilities	3,777,016		3,777,016

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.001 par value, 7,500,000,000 shares authorized, 1,922,138 shares issued and outstanding as of December 31, 2023, and 2,359,030 shares issued and outstanding as of December 31, 2024, 22,259,591 and 841,540 shares issued and outstanding for Class A and Class B as of December 31, 2025, respectively*	232,484	-	232,484
Additional paid-in capital	28,237,929	-	28,237,929
ESOP Reserve	443,451	-	443,451
Accumulated other comprehensive income/(loss)	(187,518)	-	(187,518)
Accumulated deficit	(24,992,166)	-	(24,992,166)
Total OHMYHOME LIMITED shareholders’ equity	3,734,180	-	3,734,180

Non-controlling interests	(397,097)	-	(397,097)
Total shareholders’ equity	3,337,083	-	3,337,083
Total liabilities and shareholders’ equity	7,114,099		7,114,099

OHMYHOME LIMITED

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

	For the year ended December 31, 2025
	Historical	Pro Forma Adjustment(b)	Pro-Forma
	USD	USD	USD
Operating revenues
- Brokerage services
Independent Third Parties	2,048,069	(2,048,069)	-
Related Parties	-	-	-
	2,048,069	(2,048,069)	-
- Property Management
Independent Third Parties	4,655,020	(4,655,020)	-
Related Parties	-	-	-
	4,655,020	(4,655,020)	-
- Emerging and other services
Independent Third Parties	2,565,094	(2,565,094)	-
Related Parties	-	-	-
	2,565,094	(2,565,094)	-
- Digital Marketing Services
Independent Third Parties	251,594	-	251,594
Related Parties	-	-	-
	251,594	-	251,594

Total operating revenues	9,519,777	(9,268,183)	251,594

Cost of revenues
- Brokerage services	(1,370,447)	1,370,447	-
- Property Management	(3,353,883)	3,353,883	-
- Emerging and other services	(1,534,374)	1,534,374	-
- Digital Marketing Services	(221,403)	-	(221,404)
Total cost of revenues	(6,480,107)	6,258,704	(221,402)

- Brokerage services	677,622	(677,622)	-
- Property Management	1,301,137	(1,301,137)	-
- Emerging and other services	1,030,720	(1,030,720)	-
- Digital Marketing Services	30,191		30,191
Gross profit	3,039,670	(3,009,479)	30,191

Operating expenses
Technology and development expenses	(171,918)	171,918	-
Selling and marketing expenses	(549,246)	549,246	-
General and administrative expenses	(5,871,576)	4,137,718	(1,733,858)
Impairment of intangible assets	-	-	-
Impairment of goodwill	(3,658,135)	3,658,135	-
Total operating expenses	(10,250,875)	8,517,017	(1,733,858)

Loss from operations	(7,211,205)	(5,520,301)	(1,703,667)

Other income (expense):
Stock Based Compensation	(25,256)	25,256	-
Interest income	1,725	(1,725)	-
Interest expense	(12,191)	(572)	-
Government grants	70,511	(70,511)	-
Foreign exchange (loss) gain	(16,878)	16,878	-
Other income, net	10,617	(10,617)	-
Total other income, net	28,528	(28,528)	-

LOSS BEFORE INCOME TAXES	(7,182,677)	(5,479,010)	(1,703,667)
Income tax expense	-
Net loss from continuing operations	(7,182,677)	(5,479,010)	(1,703,667)
Net loss from discontinued operations, net of taxes	-	5,479,010	(5,479,010)
NET LOSS	(7,182,677)	-	(7,182,677)

Less: Net loss attributable to non-controlling interest	(27,598)	27,598	-
Net loss attributable to OHMYHOMELTD	(7,155,079)	-	-
Continuing operations	(7,155,079)	(5,506,608)	(1,648,471)
Discontinued operations	-	5,506,608	(5,506,608)

NET LOSS	(7,182,677)	-	(1,703,668)
OTHER COMPREHENSIVE INCOME/(LOSS)		-
Foreign currency translation adjustment	(262,497)	262,497	-
TOTAL COMPREHENSIVE LOSS	(7,445,174)	-	(1,703,668)
Less: Comprehensive loss attributable to non-controlling interests	(27,598)	-	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(7,417,576)	5,769,105	(1,648,471)
Continuing operations	(7,417,576)	(5,769,105)	(1,648,471)
Discontinued operations		5,769,105	(5,769,105)
Weighted Average Number of Shares
Basic and diluted	14,138,744	14,138,744	14,138,744
LOSS PER SHARE – BASIC AND DILUTED
Continuing operations	-0.52	-0.41	-0.11
Discontinued operations	-	0.41	-0.41
Total
	-0.52	-	-0.52

OHMYHOME LIMITED

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

	For the year ended December 31, 2024
	Historical	Pro Forma Adjustment(b)	Pro-Forma
	USD	USD	USD
Operating revenues
- Brokerage services
Independent Third Parties	2,858,186	(2,858,186)	-
Related Parties	1,537	(1,537)	-
	2,859,723	(2,859,723)	-
- Property Management
Independent Third Parties	3,061,637	(3,061,637)	-
Related Parties	-	-
	3,061,637	(3,061,637)	-
- Emerging and other services
Independent Third Parties	2,043,079	(2,043,079)	-
Related Parties	3,674	(3,674)
	2,046,753	(2,046,753)	-

Total operating revenues	7,968,113	(7,968,113)	-

Cost of revenues
- Brokerage services	(1,261,016)	1,261,016	-
- Property Management	(2,061,262)	2,061,262	-
- Emerging and other services	(1,420,692)	1,420,692	-
Total cost of revenues	(4,742,970)	4,742,970	-

- Brokerage services	1,598,707	(1,598,707)	-
- Property Management	1,000,375	(1,000,375)	-
- Emerging and other services	626,061	(626,061)	-
Gross profit	3,225,143	(3,225,143)	-

Operating expenses
Technology and development expenses	(926,402)	926,402	-
Selling and marketing expenses	(1,387,728)	1,387,728	-
General and administrative expenses	(4,119,013)	3,335,647	(783,366)
Total operating expenses	(6,433,143)	5,649,777	(783,366)

Loss from operations	(3,208,000)	(2,424,634)	(783,366)

Other income (expense):
Stock Based Compensation	(68,357)	68,357	-
Interest income	55,668	(55,668)	-
Interest expense	(28,194)	28,194	-
Government grants	49,857	(49,857)	-
Foreign exchange (loss) gain	(32,333)	32,333	-
Other income, net	38,361	(38,361)	-
Total other income, net	15,002	(15,002)	-

LOSS BEFORE INCOME TAXES	(3,192,998)	(2,409,632)	(783,366)
Income tax expense	-	-	-

Net loss from continuing operations	(3,192,998)	(2,409,632)	(783,366)
Net loss from discontinued operations, net of taxes	-	2,409,632	(2,409,632)
NET LOSS	(3,192,998)	-	(3,192,998)

Less: Net loss attributable to non-controlling interest	(19,619)	19,619	-
Net loss attributable to OHMYHOMELTD	(3,173,379)
Continuing operations	(3,173,379)	(2,390,013)	(783,366)
Discontinued operations	-	2,390,013	(2,390,013)

NET LOSS	(3,192,998)	(2,409,632)	(783,366)
OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	95,531	95,531	-
TOTAL COMPREHENSIVE LOSS	(3,097,467)	(2,314,101)	(783,366)
Less: Comprehensive loss attributable to non-controlling interests	(19,619)	(19,619)	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(3,077,848)	(2,294,482)	(783,366)
Continuing operations	(3,077,848)	(2,294,482)	(783,366)
Discontinued operations	-	2,294,482	(2,294,482)

Weighted Average Number of Shares
Basic	2,250,337	2,250,337	2,250,337
Diluted	2,372,962	2,372,962	2,372,962

LOSS PER SHARE – BASIC
Continuing operations	-1.37	-1.02	-0.35
Discontinued operations	-	1.02	-1.02
Total	-1.37	-	-1.37

LOSS PER SHARE – DILUTED
Continuing operations	-1.30	-0.97	-0.33
Discontinued operations	-	0.97	-0.97
Total	-1.30	-	-1.30

OHMYHOME LIMITED

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

	For the year ended December 31, 2023
	Historical	Pro Forma Adjustment(b)	Pro-Forma
	USD	USD	USD
Operating revenues
- Brokerage services
Independent Third Parties	2,127,590	(2,127,590)	-
Related Parties	8,338	(8,338)	-
	2,135,928	(2,135,928)	-
- Property Management
Independent Third Parties	641,799	(641,799)	-
Related Parties	-	-	-
	641,799	(641,799)	-
- Emerging and other services
Independent Third Parties	627,991	(627,991)	-
Related Parties	387,575	(387,575)	-
	1,015,566	(1,015,566)	-

Total operating revenues	3,793,293	(3,793,293)	-

Cost of revenues
- Brokerage services	(1,241,847)	1,241,847	-
- Property Management	(441,584)	441,584	-
- Emerging and other services	(806,405)	806,405	-
Total cost of revenues	(2,489,836)	2,489,836	-

- Brokerage services	894,082	(894,082)	-
- Property Management	200,215	(200,215)	-
- Emerging and other services	209,160	(209,160)	-
Gross profit	1,303,457	(1,303,457)	-

Operating expenses
Technology and development expenses	(989,096)	989,096	-
Selling and marketing expenses	(1,362,111)	1,362,111	-
General and administrative expenses	(3,002,074)	2,441,514	(560,560)
Total operating expenses	(5,353,281)	4,792,721	(560,560)

Loss from operations	(4,049,824)	(3,489,264)	(560,560)

Other income (expense):
Stock-based compensation	(407,607)	407,607	-
Interest income	80,363	(80,363)	-
Interest expense	(24,025)	24,025	-
Government grants	19,532	(19,532)	-
Foreign exchange (loss) income	200,384	(200,384)	-
Other income, net	-	-	-
Total other income, net	(131,353)	131,353

LOSS BEFORE INCOME TAXES	(4,181,177)	(3,620,617)	(560,560)
Income tax expense	-	-	-

Net loss from continuing operations	(4,181,177)	(3,620,617)	(560,560)
Net loss from discontinued operations, net of taxes	-	3,620,617	(3,620,617)
NET LOSS	(4,181,177)	-	(4,181,177)

Less: Net loss attributable to non-controlling interest	(35,241)	35,241	-
Net loss attributable to OHMYHOMELTD	(4,145,936)	-	-
Continuing operations	(4,145,936)	(3,585,376)	(560,560)
Discontinued operations	-	3,585,376	(3,585,376)

NET LOSS	(4,181,177)	(3,620,617)	(560,560)
OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	(53,249)	(53,249)	-
TOTAL COMPREHENSIVE LOSS	(4,234,426)	(3,673,866)	(560,560)
Less: Comprehensive loss attributable to non-controlling interests	(35,241)	(35,241)	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(4,199,185)	(3,638,625)	(560,560)
Continuing operations	(4,199,185)	(3,638,625)	(560,560)
Discontinued operations		3,638,625	(3,638,625)
Weighted Average Number of Shares
Basic	17,860,622	17,860,622	17,860,622
Diluted	18,461,340	18,461,340	18,461,340
LOSS PER SHARE – BASIC
Continuing operations	-0.23	-0.20	-0.03
Discontinued operations	-	0.20	-0.20
Total	-0.23	-	-0.23

LOSS PER SHARE – DILUTED
Continuing operations	-0.23	-0.20	-0.03
Discontinued operations	-	0.20	-0.20
Total	-0.23	-	-0.23

NOTES TO UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

The pro forma adjustments are based on preliminary estimates and assumptions by management that may be subject to change. The following adjustments have been reflected in the unaudited condensed pro forma consolidated financial information:

(a)	Adjustment to reclassify the assets and liabilities attributable to the discontinued business as of December 31, 2025.

(b)	Adjustment to reclassify the results of operations related to the discontinued business for the years ended December 31, 2025, 2024 and 2023, respectively.